Exhibit 99.1

10 March 2017
Midatech Pharma PLC
("Midatech" or the "Company")

Midatech Announces Successful Initial Scale-Up of Its Sustained Release Manufacturing Facility

~ Q-Octreotide will become Midatech’s first Sustained Release product candidate manufactured in house at its state-of-the-art facility in Bilbao, Spain ~

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, is pleased to announce the successful initial scale-up and regulatory inspection of its state-of-the-art manufacturing site in Bilbao, Spain.

The manufacturing facility currently produces all of Midatech’s gold nanoparticle (GNP) products.  Following the Company’s scale-up of the plant through installing facilities, equipment and quality assurance systems, it has the additional capability for in-house manufacturing of its Sustained Release (Q-Sphera) products, at scale.

This new facility has been successfully inspected by the Spanish Agency of Medicines and Medical Devices (AEMPS), and a formal Sustained Release sterile manufacturing licence will be granted upon completion of final process validation which is currently underway.

The first sustained release product to be produced at the Bilbao facility is anticipated to be Q-Octreotide (MTD201), Midatech’s in-development programme for the treatment of acromegaly and carcinoid syndrome through a sustained-release version of an existing treatment, which is planned to commence a Phase I study and follow-on regulatory program later in 2017, with anticipated approval and potential US launch expected in 2018 or 2019, depending on clinical trial outcomes.

Commenting on the announcement, Dr. Jim Phillips, Chief Executive Officer of Midatech Pharma said: “We are pleased with the successful scale-up of our Bilbao facility which was completed within budget, and has had a positive inspection and debrief by the AEMPS.  Manufacturing our GNP and sustained release technologies in Bilbao allows us to control the process without being reliant on an external manufacturer, and all the investment, intellectual property and expertise will therefore be retained in-house. Furthermore, there will be significant cost efficiencies rather than outsourcing the manufacturing process to a third-party. This facility will provide for our requirements through to product launch, following which further scale up is planned to cover commercial supplies.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends –

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Cameron Standage
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding potential offering of securities, the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.